UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FPT AND SEVERSTAL-AUTO WILL PRODUCE DIESEL ENGINES IN RUSSIA

SIGNATURES

Press-release
December, 21st, 2006

FPT AND SEVERSTAL-AUTO WILL PRODUCE DIESEL ENGINES IN RUSSIA

Fiat Powertrain Technologies (FPT) and Severstal-Auto announce the signature of Memorandum of understanding that calls for the establishment of a joint venture in Russia to produce FPT diesel engine - F1A. The assembly of F1A will be located within the production facilities of Severstal-Auto’s motor plant near Nizhniy Novgorod in the Volga region.

The FPT diesel engine locally produced in Russia will be installed in the FIAT Ducato LCV (X 2/44 platform) and homologised for Severstal-auto’s new SUV model - UAZ Patriot.

FPT and Severstal-Auto agreed to finalize all pending issues with the overall goal to sign joint venture contracts in the 1st quarter 2007.

«This agreement, - said Alfredo Altavilla, Chief Executive Officer of FIAT Powertrain Technologies, - is another big step forward in our clearly defined strategy: expand our presence in the markets with the highest growth potential, through alliances with strategic partners, to be close to our customers and ready to catch any business opportunity».

«Our new project with FPT - said Vadim Shvetsov, CEO of Severstal-Auto, - shows the strengthening of our strategic cooperation with FIAT Group in Russia. Start of local production of F1A will give us a very important advantage for effective promotion of Fiat Ducato LCV in the Russian automotive market».

About Severstal-Auto

OAO Severstal Auto is one of the biggest Russian automotive companies, which represents the famous Russian automotive brands UAZ and ZMZ and enjoys leadership positions in the Russian automotive market. The Company produces four-wheel drive vehicles - the legendary UAZ SUVs, light trucks and minivans. Severstal Auto is also the Russian largest manufacturer of 4- and 8-cylinder petrol engines with displacements ranging from 2.2 to 4.7 litres.

About Fiat Powertrain Technologies (FPT)

Established in March 2005, Fiat Powertrain Technologies is the Powertrain sector of FIAT Group. FPT includes all Powertrain activities of FIAT Auto, Iveco, Centro Ricerche FIAT and Elasis. With its annual output of around 2,5 million engines and 2 million transmissions and a turnover exceeding 5,3 billions Euro, FPT is one of the most significant players in the automotive sector on a worldwide basis.

FPT is present in 8 countries with 16 plants, 10 R&D Centers and about 19,000 employees. Among them, almost 3000 highly skilled technicians are dedicated to the development and engineering of innovative technologies, for a range of engines and transmissions covering automotive, marine, industrial, agricultural and power generation applications. Furthermore, its commercial and service network covers over 100 countries in the world.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 22, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney